United States
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

November 9, 2004
Date of report (date of earliest event reported)

Commission File No.	Name of Registrant, State of Incorporation, Address of Principal Executive Offices and Telephone No.	IRS Employer Identification No.
000-49965	**MGE Energy, Inc.** *(a Wisconsin Corporation)* 133 South Blair Street Madison, Wisconsin 53703 (608) 252-7000	39-2040501
000-1125	**Madison Gas and Electric Company** *(a Wisconsin Corporation)* 133 South Blair Street Madison, Wisconsin 53703 (608) 252-7000	39-0444025
	www.mge.com and/or **www.mgeenergy.com** *(Web sites)*	

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02. Results of Operations and Financial Condition.

On November 9, 2004, MGE Energy, Inc. (the Company) issued a press release announcing its third-quarter 2004 earnings. The Company is filing a copy of that press release as Exhibit 99.1 to this report.

This combined Form 8-K is being filed separately by the Company and Madison Gas and Electric Company. Information contained herein relating to any individual registrant has been filed by such registrant on its own behalf. Neither registrant makes any representation as to information relating to the other registrant.

Item 9.01. Financial Statements and Exhibits.

(a) Financial statements of business acquired:

   Not applicable.

(b) Pro forma financial information:

   Not applicable.

(c) Exhibits: The following exhibit(s) is included with this report:

   Exhibit No. 99.1 - Press release of MGE Energy, Inc., issued on November 9, 2004.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned hereunto duly authorized.

MGE Energy, Inc.
Madison Gas and Electric Company
(Registrants)

/s/ Jeffrey C. Newman
Jeffrey C. Newman
Vice President and Treasurer

Date: November 9, 2004

MGE Energy, Inc.
Madison Gas and Electric Company

Exhibit Index to Form 8-K
Dated November 9, 2004

Exhibit No. 99.1 - Press release of MGE Energy, Inc., issued on November 9, 2004.

Exhibit 99.1

NEWS

Contact: Steve Kraus, (608) 252-7907

MGE Energy Reports Third-Quarter Results

Madison, Wisconsin, November 9, 2004—MGE Energy, Inc. (Nasdaq: MGEE) today reports third-quarter net income of $9.1 million, or 48 cents per share, compared to $10.1 million, or 56 cents per share, last year. MGE Energy's net income for the nine months ended September 30, 2004, was $28.7 million, or $1.53 per share, compared to $25.3 million, or $1.42 per share, for the same period last year. MGE Energy's operations are primarily based on its utility subsidiary, Madison Gas and Electric Company (MGE).

MGE's electric revenues were $3.0 million lower for the three-month period ended September 30, 2004, compared to the same period in the prior year. This is partially due to a decline in MGE's retail sales volumes resulting from milder weather this summer. Additionally, in the third quarter, MGE recorded a reduction to electric revenues of $1.3 million to reflect an estimated fuel refund due to customers.

Fuel costs for electric generation decreased for the third quarter due to a decrease in the per-unit cost and decreases in volumes. Purchased power costs also decreased due to decreases in volume. The decreased volume was partially offset by increases in per-unit cost. The increased purchased power per-unit cost contributed to a lower MGE electric margin (revenues less fuel and purchased power costs). MGE's gas revenues increased $1.3 million as a result of rising gas prices.

MGE Construct received $0.7 million in the third quarter of 2004 for services rendered in relation to its role as Engineering, Procurement, and Construction contractor for the West Campus Cogeneration Facility.

Operations and maintenance expenses for MGE Energy, Inc., increased $1.7 million in the third quarter mainly due to increased costs related to electric production and compliance with the Sarbanes-Oxley Act.

MGE Energy is a public utility holding company. Its principal subsidiary, MGE, generates and distributes electricity to nearly 132,000 customers in Dane County, Wisconsin, and purchases and distributes natural gas to more than 129,000 customers in seven south-central and western Wisconsin counties. MGE has served the Madison area since 1896.

MGE Energy Inc.
(In thousands, except per-share amounts)
(Unaudited)

	2004	2003
Three Months Ended September 30		
Operating revenue	$86,840	$87,931
Operating income	$16,306	$19,693
Net income	$9,108	$10,108
Earnings per share (basic and diluted)	$0.48	$0.56
Weighted average shares outstanding (basic and diluted)	19,080	17,957
Nine Months Ended September 30		
Operating revenue	$307,535	$299,073
Operating income	$51,120	$48,777
Net income	$28,726	$25,316
Earnings per share (basic and diluted)	$1.53	$1.42
Weighted average shares outstanding (basic and diluted)	18,722	17,794

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